UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 09/30/2010

Check here if Amendment [ ]; Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: Philadelphia Financial Management of San Francisco, LLC
Address: 450 Sansome St., Suite 1500
               San Francisco, CA 94111

Form 13F File Number:

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Rachael Clarke
Chief Compliance Officer
415-352-4463

Signature, Place, and Date of Signing:

        /s/ Rachael Clarke   San Francisco, CA   11/11/2010
        ------------------   -----------------   ----------
            Signature   City, State   Date

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 34

Form 13F Information Table Value Total: $265,318

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

1. Boathouse Row I, LP
2. Boathouse Row II, LP
3. Boathouse Row Offshore, Ltd
4. Boathouse Row Offshore Regatta Ltd.

<PAGE>

FORM 13F INFORMATION TABLE
AS OF 09/30/2010

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
AFLAC INC COM STK	COM	001055102	10,742	207,734	SH		Shared-defined	1234	207,734		
AMERICAN EQUITY INVESTMENT LIF COM STK	COM	025676206	6,216	607,056	SH		Shared-defined	123	607,056		
CAREER ED CORP COM STK	COM	141665109	5,121	238,515	SH		Shared-defined	1234	238,515		
CASH STORE FINL SVCS INC COM	COM	14756F103	862	57,498	SH		Shared-defined	123	57,498		
CATHAY GEN BANCORP COM STK	COM	149150104	7,052	593,064	SH		Shared-defined	1234	593,064		
EPIQ SYSTEMS INC	COM	26882D109	6,281	512,286	SH		Shared-defined	123	512,286		
E TRADE FINL CORP COM STK	COM	269246401	11,421	783,860	SH		Shared-defined	1234	783,860		
ENCORE CAP GROUP INC COM STK	COM	292554102	12,230	678,692	SH		Shared-defined	123	678,692		
ENVESTNET INC	COM	29404K106	8,920	852,759	SH		Shared-defined	123	852,759		
EVERCORE PARTNERS INC-CL A COM	COM	29977A105	8,383	293,000	SH		Shared-defined	123	293,000		
FRANKLIN RESOURCES INC. COM STK	COM	354613101	9,007	84,255	SH		Shared-defined	1234	84,255		
GENWORTH FINANCIAL INC	COM	37247D106	8,457	692,040	SH		Shared-defined	1234	692,040		
HARTFORD FINL SVCS GROUP INC COM STK	COM	416515104	6,877	299,634	SH		Shared-defined	1234	299,634		
LENDER PRC SR	COM	52602E102	12,913	388,590	SH		Shared-defined	1234	388,590		
MARKETAXESS	COM	57060D108	4,863	286,386	SH		Shared-defined	123	286,386		
METROCORP BANCSHARES INC COM STK	COM	591650106	1,508	554,409	SH		Shared-defined	123	554,409		
MOLINA HEALTHCARE INC COM STK	COM	60855R100	9,393	348,029	SH		Shared-defined	1234	348,029		
NELNET INC CL A COM STK	COM	64031N108	7,283	318,308	SH		Shared-defined	123	318,308		
PORTFOLIO RECOVERY ASSOCS INC COM STK	COM	73640Q105	12,234	189,204	SH		Shared-defined	1234	189,204		
PRUDENTIAL FINL INC INTERNOTES COM STK	COM	744320102	3,901	72,000	SH		Shared-defined	1234	72,000		
RAYMOND JAMES FINL INC COM STK	COM	754730109	3,800	150,000	SH		Shared-defined	1234	150,000		
REINSURANCE GROUP AMER INC CL A COM STK	COM	759351604	9,408	194,829	SH		Shared-defined	1234	194,829		
SEABRIGHT HOLDINGS INC	COM	811656107	9,936	1,232,787	SH		Shared-defined	123	1,232,787		
STANCORP FINL GROUP INC COM STK	COM	852891100	864	22,725	SH		Shared-defined	1234	22,725		
STERLING BANCSHARES INC COM STK	COM	858907108	180	33,530	SH		Shared-defined	123	33,530		
THL CREDIT INC	COM	872438106	12,554	1,065,719	SH		Shared-defined	1234	1,065,719		
TEXAS CAP BANCSHARES INC COM STK	COM	88224Q107	2,779	160,918	SH		Shared-defined	123	160,918		
US BANCORP COM	COM	902973304	12,876	595,565	SH		Shared-defined	1234	595,565		
VISA INC CLASS A COM STK	COM	92826C839	17,576	236,680	SH		Shared-defined	1234	236,680		
WELLS FARGO COMPANY	COM	949746101	11,331	451,151	SH		Shared-defined	1234	451,151		
ARGO GROUP INTERNATIONAL HOLDI COM STK	COM	G0464B107	6,808	195,971	SH		Shared-defined	1234	195,971		
ASSURED GUARANTY LTD (BERMUDA) COM STK	COM	G0585R106	6,462	377,654	SH		Shared-defined	1234	377,654		
LAZARD LTD COM	COM	G54050102	7,213	205,613	SH		Shared-defined	1234	205,613		
TEXTAINER GROUP HOLD	COM	G8766E109	9,867	369,001	SH		Shared-defined	1234	369,001		
			265,318								

</TABLE>